FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1       FRN Variable Rate Fix dated 09 December 2003
No.  2       FRN Variable Rate Fix dated 09 December 2003
No.  3       FRN Variable Rate Fix dated 09 December 2003
No.  4       FRN Variable Rate Fix dated 09 December 2003
No.  5.      FRN Variable Rate Fix dated 10 December 2003
No.  6.      FRN Variable Rate Fix dated 11 December 2003
No.  7.      FRN Variable Rate Fix dated 11 December 2003
No.  8.      FRN Variable Rate Fix dated 11 December 2003
No.  9.      FRN Variable Rate Fix dated 11 December 2003
No. 10.      FRN Variable Rate Fix dated 11 December 2003
No. 11.      FRN Variable Rate Fix dated 12 December 2003

Document No. 1

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 06-Jun-2005
    ISSUE DATE: 01-May-2003
    ISIN: XS0167840957

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Dec-2003 TO 08-Mar-2004 HAS BEEN FIXED AT 4.073750 PCT.

INTEREST PAYABLE VALUE 08-Mar-2004 WILL AMOUNT TO
GBP 101.56 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 2

RE: NORTHERN ROCK BUILDING PLC
    GBP 25,000,000.00
    MATURING: 07-Dec-2009
    ISSUE DATE: 04-Jun-1999
    ISIN: XS0098088924

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Dec-2003 TO 08-Mar-2004 HAS BEEN FIXED AT 4.163750 PCT.

INTEREST PAYABLE VALUE 08-Mar-2004 WILL AMOUNT TO
GBP 1,036.00 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 3

RE: NORTHERN ROCK PLC
    GBP 70,000,000.00
    MATURING: 08-Mar-2005
    ISSUE DATE: 08-Jly-2003
    ISIN: XS0171914970

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Dec-2003 TO 08-Mar-2004 HAS BEEN FIXED AT 4.073750 PCT.

INTEREST PAYABLE VALUE 08-Mar-2004 WILL AMOUNT TO
GBP 101.56 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 4

RE: NORTHERN ROCK PLC
    GBP 295,000.00
    MATURING: 28-Nov-2009
    ISSUE DATE: 28-Nov-2003
    ISIN: XS0181374702

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
28-Nov-2003 TO 27-Feb-2004 HAS BEEN FIXED AT 4.043130 PCT

INTEREST PAYABLE VALUE 27-Feb-2004 WILL AMOUNT TO:
GBP 10.08 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 5

RE: NORTHERN ROCK PLC
    GBP 2,790,000.00
    MATURING: 10-Dec-2009
    ISSUE DATE: 12-Dec-2002
    ISIN: XS0159597110

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-Dec-2003 TO 10-Mar-2004 HAS BEEN FIXED AT 4.112500 PCT.

INTEREST PAYABLE VALUE 10-Mar-2004 WILL AMOUNT TO GBP 10.25 PER
GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 6

RE: NORTHERN ROCK PLC
    GBP 253,000.00
    MATURING: 27-Nov-2008
    ISSUE DATE: 21-Nov-2003
    ISIN: XS0180937152

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-Nov-2003 TO 27-Feb-2004 HAS BEEN FIXED AT 4.052140 PCT.

INTEREST PAYABLE VALUE 27-Feb-2004 WILL AMOUNT TO GBP 10.88 PER
GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 7

RE: NORTHERN ROCK PLC
    GBP 1,439,000.00
    MATURING: 27-Nov-2009
    ISSUE DATE: 21-Nov-2003
    ISIN: XS0180938713

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-Nov-2003 TO 27-Feb-2004 HAS BEEN FIXED AT 4.122140 PCT.

INTEREST PAYABLE VALUE 27-Feb-2004 WILL AMOUNT TO GBP 11.07 PER
GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 8

RE: NORTHERN ROCK PLC
    GBP 3,000,000.00
    MATURING: 11-Dec-2008
    ISSUE DATE: 17-Jun-2003
    ISIN: XS0170701428

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
11-Dec-2003 TO 11-Mar-2004 HAS BEEN FIXED AT 4.146250 PCT.

INTEREST PAYABLE VALUE 11-Mar-2004 WILL AMOUNT TO GBP 103.37 PER
GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 9

RE: NORTHERN ROCK PLC
    USD 400,000,000.00
    MATURING: 14-Mar-2005
    ISSUE DATE: 14-Mar-2000
    ISIN: XS0108471763

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Dec-2003 TO 15-Mar-2004 HAS BEEN FIXED AT 1.320000 PCT.

INTEREST PAYABLE VALUE 15-Mar-2004 WILL AMOUNT TO
USD 3.34 PER USD 1,000.00 DENOMINATION.
USD 33.37 PER USD 10,000.00 DENOMINATION.
USD 333.67 PER USD 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 10

RE: NORTHERN ROCK PLC
    USD 13,584,000.00
    MATURING: 16-Dec-2004
    ISSUE DATE: 14-Dec-2001
    ISIN: XS0140334169

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Dec-2003 TO 15-Mar-2004 HAS BEEN FIXED AT 1.210000 PCT.

INTEREST PAYABLE VALUE 15-Mar-2004 WILL AMOUNT TO
USD 3.06 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 11

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 12-Mar-2004
    ISSUE DATE: 12-Mar-1999
    ISIN: XS0095611611

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12-Dec-2003 TO 12-Mar-2004 HAS BEEN FIXED AT 4.073750 PCT.

INTEREST PAYABLE VALUE 12-Mar-2004 WILL AMOUNT TO
GBP 101.56 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  15 December 2003              By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary